May 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel, Assistant Director Celeste M. Murphy, Legal Branch Chief John Harrington, Staff Attorney Robert Littlepage, Accountant Branch Chief Kenya Gumbs, Staff Accountant
Re:	UTStarcom Holdings Corp. Amendment No. 1 to Registration Statement on Form F-4 Filed May 17, 2011 File No. 333-173828

Ladies and Gentlemen:

        We are submitting this letter on behalf of UTStarcom Holdings Corp., a Cayman Islands company (the "Company"), relating to the Company's Registration Statement on Form F-4 submitted to the staff (the "Staff") and filed with the Securities and Exchange Commission (the "Commission") on May 2, 2011 and amended on May 17, 2011 (File No. 333-173828) (the "Prior Registration Statement").

        The Company is concurrently filing Amendment No. 2 to the Prior Registration Statement (the "Revised Registration Statement") for review by the Staff via EDGAR. For the convenience of the Staff, we have enclosed herewith for review by the Staff ten copies of the Revised Registration Statement, ten marked copies of the Revised Registration Statement showing changes from the Prior Registration Statement (the "Marked Revised Registration Statement") and ten copies of the exhibits referenced therein. If it would facilitate the Staff's review of the Revised Registration Statement, we would be pleased to provide an electronic copy of the Marked Revised Registration Statement in PDF format.

        The Company has revised the Prior Registration Statement as described below. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement.

Risk Factors and Caution Regarding Forward-Looking Statements—Risks Relating to Our Business, p. 25

Failure to achieve and maintain effective internal controls…, p. 41

        The Company has revised the section entitled "Risk Factors and Caution Regarding Forward-Looking Statements—Risks Relating to Our Business—Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price" to provide additional information regarding the material weakness identified in the Company's internal controls on financial reporting and the related transfer of funds, as reflected on page 41 of the Revised Registration Statement and the Marked Revised Registration Statement.

Risk Factors and Caution Regarding Forward-Looking Statements—Risks Relating to Performance of Our Shares, p.51

SOFTBANK CORP. with its related entities, including SOFTBANK America Inc., and E-Town International Holding (Hong Kong) Co. Limited have significant influence over our management and affairs…, p. 51

        The Company has revised the section entitled "Risk Factors and Caution Regarding Forward-Looking Statements—Risks Relating to Performance of Our Shares—SOFTBANK CORP. with its related entities, including SOFTBANK America Inc., and E-Town International Holding (Hong Kong) Co. Limited have significant influence over our management and affairs, which they could exercise against the best interests of our stockholders and, after the merger, UTS Holdings's shareholders" to report the ownership of certain stockholders as of April 30, 2011, as reflected on page 51 of the Revised Registration Statement and the Marked Revised Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, p. 66

        The Company has also updated the section entitled "Security Ownership of Certain Beneficial Owners and Management" to report the ownership as of April 30, 2011, consistent with the Company's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Commission on March 16, 2011 (the "2010 Form 10-K"), as amended by Amendment No. 1 and Amendment No. 2 to the 2010 Form 10-K, filed with the Commission on April 19, 2011 and May 20, 2011, respectively, as reflected on page 66 of the Revised Registration Statement and the Marked Revised Registration Statement.

Where You Can Find More Information, p. 136

        Additionally, the Company has updated the section entitled "Where You Can Find More Information" to incorporate by reference Amendment No. 2 to the 2010 Form 10-K filed with the Commission on May 20, 2011, as reflected on page 136 of the Revised Registration Statement and the Marked Revised Registration Statement.

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Other Matters

        Please direct your questions or comments to me by telephone at my office in Palo Alto, California at (650) 565-3887 or by fax at (650) 493-6811. In my absence, please contact Scott Anthony at (650) 849-3455 or by fax at (650) 493-6811. Thank you for your assistance.

Respectfully submitted,
WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ CARMEN CHANG Carmen Chang

Enclosures

cc:
Jack Lu, Chief Executive Officer, UTStarcom Holdings Corp. (without enclosures)
Edmond Cheng, Chief Financial Officer, UTStarcom Holdings Corp. (without enclosures)
Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)